SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CorMedix Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

21900C308
(CUSIP Number)

Elliott Investment Management, L.P.

Phillips Point, East Tower

777 South Flagler Drive, Suite 1000

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21900C308	Schedule 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7

SOLE VOTING POWER

7,136,979 shares of Common Stock (including 391,953 shares of Common Stock issuable upon conversion of the Series E Preferred Stock and 5,560,137 shares of Common Stock issuable upon conversion of the Series G Preferred Stock)*

	8	SHARED VOTING POWER -0-
9

SOLE DISPOSITIVE POWER

7,136,979 shares of Common Stock (including 391,953 shares of Common Stock issuable upon conversion of the Series E Preferred Stock and 5,560,137 shares of Common Stock issuable upon conversion of the Series G Preferred Stock)*

	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

7,136,979 shares of Common Stock (including 391,953 shares of Common Stock issuable upon conversion of the Series E Preferred Stock and 5,560,137 shares of Common Stock issuable upon conversion of the Series G Preferred Stock)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.99% (See Item 6)*
14	TYPE OF REPORTING PERSON PN, IA

* As more fully described in Item 6 of the original Schedule 13D filed on August 10, 2020, the shares of Common Stock issuable upon conversion of the Series E Preferred Stock and Series G Preferred Stock are subject to an Ownership Limitation (as defined in Item 6) and the percentage set forth in row (11) gives effect to the Ownership Limitation. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the conversion in full of the reported Series E Preferred Stock and Series G Preferred Stock and do not give effect to the Ownership Limitation. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the Ownership Limitation, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 21900C308	Schedule 13D/A	Page 3 of 4 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the shares of Common Stock reported herein is approximately $4,644,922.

The Reporting Person may effect purchases of the shares of Common Stock through margin accounts maintained for the Elliott Funds with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by the addition of the following:

The Reporting Person reduced the economic exposure of the Elliott Funds for portfolio management purposes. The Elliott Funds remain significant shareholders of the Issuer and own economic exposure to the Issuer equivalent to greater than 7 million shares of Common Stock through the Elliott Funds’ holdings of Common Stock and shares of Common Stock underlying the Series E Preferred Stock and Series G Preferred Stock as previously described in Item 6. The Reporting Person continues to have great confidence in the Issuer's leadership and operational trajectory.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of the shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of Common Stock reported beneficially owned by the Reporting Person is based upon 32,132,492 shares of Common Stock outstanding as of November 4, 2020, as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on November 27, 2020.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the shares of Common Stock effected on behalf of the Elliott Funds and/or their respective subsidiaries in the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto.

(d) No persons other than the Elliott Funds and/or their respective subsidiaries and EIM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by EIM.

(e) February 9, 2021.

CUSIP No. 21900C308	Schedule 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 11, 2021

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

SCHEDULE 1

Transactions Effected in the Past 60 Days

The following transactions in the Common Stock were effected on behalf of the Elliott Funds or their respective subsidiaries in the past sixty (60) days:

Date	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share

02/11/2021	(56,474)	13.55
02/10/2021	(145,873)	14.13
02/09/2021	(171,138)	14.40
02/05/2021	(200,000)	14.67